Exhibit 99.4

BHP BILLITON FINANCE (USA) LIMITED

BHP BILLITON LIMITED

BHP BILLITON PLC

301 Certificate

The undersigned officers of BHP Billiton Finance (USA) Limited, a corporation incorporated under the laws of the Commonwealth of Australia (the “Company”), and each of the undersigned officers of BHP Billiton Limited, an Australian corporation, and BHP Billiton Plc, an English public company (collectively, the “Guarantors”), do each hereby certify pursuant to Sections 102, 201 and 301 of the Indenture (the “Indenture”), dated as of April 17, 2003, among the Company, the Guarantors and The Bank of New York, as successor trustee (the “Trustee”), that there is hereby established a series of Securities (as that term as defined in the Indenture), the terms of which shall be as follows:

1.	The title of the Securities shall be the Senior Floating Rate Notes due 2009 (the “Notes”).

2.	Subject to item 12 below, the limit to the initial aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture pursuant to this Certificate is US$875,000,000.

3.	Subject to the provisions of Section 307 of the Indenture, interest shall be payable to the Person in whose name a Note (or any predecessor Note) is registered at the close of business on the Regular Record Date next preceding the Interest Payment Date in respect of such Note.

4.	The principal amount of the Notes shall be payable in full on March 27, 2009 subject to and in accordance with the provisions of the Indenture, subject to optional tax redemption as set forth in Sections 1101 and 1108 of the Indenture.

5.	Each Note will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 0.03%, as determined by the calculation agent (the “Calculation Agent”). Interest on the Notes will be payable quarterly in arrears on March 27, June 27, September 27 and December 27 of each year (each, an “Interest Payment Date”), commencing June 27, 2007 until the principal amount of the Notes has been paid or duly provided. Interest on the Notes will accrue from March 29, 2007 or, if interest has already been paid, from the date it was most recently paid. Interest on a Note will be calculated on the basis of a 360-day year and the actual number of days in the Interest Period in which it accrues.

March 12, June 12, September 12 and December 12 (whether or not a Business Day), as the case may be, next preceding an Interest Payment Date, shall be the “Regular Record Date” for interest payable on such Interest Payment Date.

The following definitions shall apply to this item 5:

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

“Interest Period” means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the date of issuance of the Notes and end on and include June 26, 2007.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Reuters LIBOR01 Page as of 11:00 a.m., London time, on the Determination Date. If Reuters LIBOR01 Page does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent (at the written direction of the Company), to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent (at the written direction of the Company), to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period or in the case of the first Interest Period, 5.35% per year.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Reuters LIBOR01 Page” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered rate for U.S. dollar deposits).

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of the Holder of any Note, provide the interest rate then in effect with respect to the Note. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Issuer, the Guarantors and the Holders of the Notes.

The Calculation Agent shall be The Bank of New York; provided that the Company may at any time replace the Calculation Agent without notice to any Holder. Any replacement Calculation Agent may be an affiliate of the Company or any Guarantor.

6.	Payment of the principal of, premium, if any, and interest on the Notes shall be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts: provided, however, that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. The Notes may be surrendered for registration of transfer or exchange, and notices and demands to or upon the Company in respect of the Notes and the Indenture may be served, in each case at the office or agency of the Company maintained for those purposes in the Borough of Manhattan, The City of New York.

7.	The Notes shall not be redeemable by the Company prior to their Stated Maturity, except as provided in Sections 1101 and 1108 of the Indenture.

8.	The Company shall not be obligated to redeem or purchase the Notes pursuant to a sinking fund or analogous provisions or at the option of the Holder thereof.

9.	The Notes shall be issuable in minimum denominations of US$2,000 and in integral multiples of US$1,000.

10.	The Notes shall be defeasible as provided by Article Thirteen of the Indenture.

11.	The Notes shall be issued in the form of one or more Global Securities and shall be substantially in the form attached hereto as Annex A. The depositary for the Global Securities representing the Notes shall be The Depository Trust Company (the “Depositary”).

12.	The Company may from time to time or at any time, without the consent of the Holders of the Notes, create and issue additional Securities with terms and conditions identical to those of the Notes, which additional Securities shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

13.	The Notes shall be entitled to the benefits of Section 205 of the Indenture.

14.	The Guarantees shall be in the form included in Annex A attached hereto.

15.	Each of the undersigned certifies that he has read the Indenture, including the provisions of Sections 102, 201, 205, 301 and 303 and the definitions relating thereto, the specimen form of Notes and Guarantee attached hereto as Annexure A, and the Board Resolutions adopted by the Boards of Directors (including committees thereof) of the Company and the Guarantors adopted in accordance with Section 301 of the Indenture. In the opinion of each of the undersigned, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not all conditions precedent provided in the Indenture relating to the issuance of the Notes and the endorsement of the Guarantee thereon, and the authentication and delivery by the Trustee of the Notes and the Guarantee, have been complied with. In the opinion of each of the undersigned, all such conditions precedent have been complied with.

16.	The address of the Company and BHP Billiton Limited for purposes of Section 105 of the Indenture is 180 Lonsdale Street, Melbourne Victoria 3000, Australia, Telephone: +613 9609 3333 , Facsimile: +613 9609 3015. The address of BHP Billiton Plc for purposes of Section 105 of the Indenture is Neathouse Place, Victoria, London SWIV 1BH, United Kingdom, Telephone: +44 20 7802 4000, Facsimile: +44 20 7802 4111.

17.	For purposes of the Notes, all references to “UK GAAP” in the Indenture shall be deemed to mean International Financial Reporting Standards, as adopted by the European Union, as at any date of any computation, or such other accounting principles as are generally accepted in the United Kingdom as of any such date, and as applied by the Company and/or either Guarantor, as the case may be.

All terms used in this Officers' Certificate which are defined in the Indenture or the Notes shall have the meanings assigned to them in the Indenture and the Notes, respectively.

IN WITNESS WHEREOF, the undersigned have signed this Officers’ Certificate.

Dated: March 29, 2007

BHP BILLITON FINANCE (USA) LIMITED	BHP BILLITON LIMITED

Name:	Name:
Title:	Title:

Name:	Name:
Title:	Title:

BHP BILLITON PLC

Name:
Title:

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